Brown Advisory Funds

901 South Bond Street, Suite 400
Baltimore, Maryland 21231

July 13, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Dominic Minore

Re:	Delaying Amendment for Brown Advisory Funds (the “Registrant”) Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-182612)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of the Winslow Green Growth Fund, a series of Professionally Managed Portfolios, into the Brown Advisory Winslow Sustainability Fund, a series of the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 10, 2012 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Milwaukee and the State of Wisconsin, on the 13th day of July, 2012.

If you have any questions or comments, please do not hesitate to contact me at (414) 765-5366.

Brown Advisory Funds

/s/ Edward Paz
By: Edward Paz
Title: Secretary